UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Amendment No. 2 to

FPB Bancorp, Inc.

(Name of issuer)

Common Stock, $0.01 par value

(Title of class of securities)

30254M-10-1

(CUSIP number)

March 2, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of reporting person S.S. or I.R.S. Identification No. of Above Person Alfred J. Cinque
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 30,439
	6.	Shared voting power 132,894
	7.	Sole dispositive power 30,439
	8.	Shared dispositive power 132,894
9.	Aggregate amount beneficially owned by each reporting person 163,333
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 7.94%
12.	Type of reporting person IN

Item 1	(a).	NAME OF ISSUER:

FPB Bancorp, Inc.

Item 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1301 SE Port St. Lucie Blvd. Port St. Lucie, Florida 34952

Item 2	(a).	NAME OF PERSON FILING:

Alfred J. Cinque

Item 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

P.O. Box 2411, Palm Beach, Florida 33480-2411

Item 2	(c).	CITIZENSHIP:

U.S.

Item 2	(d).	TITLE OF CLASS OF SECURITIES:

Common Stock

Item 2	(e).	CUSIP NUMBER:

30254m-10-1

Item 3:	REPORTING PERSON:

IN

Item 4.	OWNERSHIP:

See responses to Items 5-11 on page 2 above.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

Item 10.	CERTIFICATION:

Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2010

/s/ Alfred J. Cinque
Alfred J. Cinque